                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    under the Securities Exchange Act of 1934


                             UNITED MAGAZINE COMPANY
                             -----------------------
                                (Name of Issuer)


                           Common Stock, no par value
                         -------------------------------
                         (Title and Class of Securities)

                                   91-0810209
                                 --------------
                                 (Cusip Number)

                                 R. L. Richards
                                   RDT Limited
                                 5131 Post Road
                               Dublin, Ohio 43017
                                 (614) 764-8966
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 With copies to:

                           Roger E. Lautzenhiser, Esq.
                       Vorys, Sater, Seymour and Pease LLP
                               52 East Gay Street
                              Columbus, Ohio 43215
                                 (614) 464-6291

                               September 14, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Section 240.13-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liability of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 91-0810209                SCHEDULE 13D/A

1.       NAME OF REPORTING PERSONS
         SS. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

                  R. David Thomas
                  ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:   (a)  [  ]

                                                              (b)  [  ]

3.       SEC USE ONLY:


4.       SOURCE OF FUNDS:

                  Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e):  [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                            93,828 shares
8.       SHARED VOTING POWER:                          0
9.       SOLE DISPOSITIVE POWER:                       93,828 shares
10.      SHARED DISPOSITIVE POWER:                     0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  93,828 SHARES

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*:   [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  1.24%

14.      TYPE OF REPORTING PERSON*:

                  IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

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Item 1.    Security and Issuer.
           --------------------

           The class of equity securities to which this statement relates is the common shares, without par value, of United Magazine Company, an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 5131 Post Road, Dublin, Ohio 43017.

Item 2.    Identity and Background.
           ------------------------

           (a)    R. David Thomas

           (b)    One Bay Colony
                  Ft. Lauderdale, FL  33308

           (c)    Senior Chairman of the Board and Founder
                  Wendy's International, Inc.
                  Restaurant Operator and Franchisor
                  Box 256
                  Dublin, Ohio  43017

           (d) During the last five years, Mr. Thomas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) During the last five years, Mr. Thomas has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Thomas was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)    U.S. citizen.

Item 3.    Source and Amount of Funds or Other Consideration.
           --------------------------------------------------

           This Schedule 13D is being filed to report the sale by Mr. Thomas on September 14, 1999 of 333,334 common shares of the Company for an aggregate price of $1.00, resulting in Mr. Thomas ceasing to be the beneficial owner of more than 5% of the outstanding common shares of the Company.

Item 4.    Purpose of Transaction.
           -----------------------

           Mr. Thomas has sold 333,334 common shares to R. L. Richards for a total purchase price of $1.00.

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Item 5.    Interest in Securities of Issuer.
           ---------------------------------

           (a)

                                                      Common Shares          Percent
                                  Name             Beneficially Owned        of Class
                                  ----             ------------------        --------
                             R. David Thomas            93,828(1)            1.24%(2)

                           (1) These shares are purchasable by Mr. Thomas from the Company for $12.00 per share upon exercise of warrants held by him.

                           (2) Based on 7,482,614 outstanding common shares of the Company as reported in the Company's Form 10-Q for the third quarter ended July 3, 1999 as filed with the Securities and Exchange Commission plus the 93,828 common shares subject to the warrants held by Mr. Thomas.

           (b) The nature of the beneficial ownership for all shares listed above is sole voting and investing power.

           (c) On September 14, 1999 Mr. Thomas sold 333,334 common shares of the Company to R. L. Richards for a total purchase price of $1.00 in a privately-negotiated transaction.

           (d) Mr. Thomas ceased to be the beneficial owner of more than five percent of the outstanding common shares of the Company on September 14, 1999.

Item 6.    Contracts, Arrangements, Understanding or Relationships with Respect
           --------------------------------------------------------------------
           to Securities of the Issuer.
           ----------------------------

           Mr. Thomas holds warrants issued by the Company to purchase an aggregate of 93,828 common shares of the Company for a purchase price of $12.00 per share. These warrants are presently exercisable and expire on February 1, 2003. Mr. Thomas has an indirect beneficial interest in KDR Capital Corp., which holds a subordinated debenture obligation of the Company in the principal amount of $4,500,000.

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                                   Signatures
                                   ----------

           After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 20, 1999



                                                /s/ R. David Thomas
                                                ---------------------------
                                                R. David Thomas

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